Filed Pursuant to Rule 433

Registration Statement No. 333-271865

Final Term Sheet dated January 3, 2024

Relating to Preliminary Prospectus Supplement dated January 3, 2024 to Prospectus dated May 12, 2023

$400,000,000 4.900% NOTES DUE 2034

Issuer:	Camden Property Trust

State of Formation:	Texas

Expected Ratings (Moody’s / S&P / Fitch)*:	A3 (Stable) / A- (Stable) / A- (Stable)

Trade Date:	January 3, 2024

Settlement Date:	T+2; January 5, 2024

Type:	SEC Registered

Principal Amount:	$400,000,000

Maturity Date:	January 15, 2034

Benchmark Treasury:	4.500% due November 15, 2033

Benchmark Treasury Price / Yield:	104-29 / 3.896%

Spread to Benchmark Treasury:	1.050% (105 basis points)

Yield to Maturity:	4.946%

Price to Public:	99.638% of the principal amount

Coupon (Interest Rate):	4.900%

Interest Payment Dates:	January 15 and July 15, commencing on July 15, 2024

Day Count Convention:	30 / 360

Redemption Provision:	Make-whole call based on Treasury Rate + 0.20% (+20 basis points); if, however, the Notes are redeemed on or after October 15, 2033, the redemption price will equal 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest on the amount being redeemed to the redemption date

CUSIP / ISIN:	133131BB7 / US133131BB72

Joint Book-Running Managers:	BofA Securities, Inc. J.P. Morgan Securities LLC TD Securities (USA) LLC Truist Securities, Inc. PNC Capital Markets LLC Scotia Capital (USA) Inc. U.S. Bancorp Investments, Inc.

Senior Co-Managers:	Regions Securities LLC BMO Capital Markets Corp. BNP Paribas Securities Corp. Deutsche Bank Securities Inc. Mizuho Securities USA LLC

Co-Managers:	M&T Securities, Inc. Wells Fargo Securities, LLC Samuel A. Ramirez & Company, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

No PRIIPs or UK PRIIPs KID: No PRIIPs or UK PRIIPs key information document (KID) has been prepared as not available to retail in the European Economic Area or UK.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling, BofA Securities, Inc. toll-free at (800) 294-1322, J.P. Morgan Securities LLC collect at (212) 834-4533, TD Securities (USA) LLC toll-free at (855) 495-9846, or Truist Securities, Inc. toll-free at (800) 685-4786.

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